08026288

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

FEB 26 2008

Washington, DC
112

SEC FILE NUMBER
8- 52889

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BANC INVESTMENT GROUP, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

340 PINE STREET, SUITE 401
(No. and Street)

SAN FRANCISCO (City) CA (State) 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MIKE DOHREN (415) 399-1900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MCGLADREY & PULLEN,
(Name – *if individual, state last, first, middle name*)

600 UNIVERSITY STREET, SUITE 1100, SEATTLE, WA 98101
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 03 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Chris Nichols, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BANC INVESTMENT GROUP, LLC, as of 12/31/07, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO & President

Title

Notary Public

JOHN MINJIRAS
Commission # 1724080
Notary Public - California
San Francisco County
My Comm. Expires Mar 5, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of SAN FRANCISCO

On 02/25/2008 before me, John Minjiras Notary Public
(Date) (Here Insert Name and Title of the Officer)

personally appeared Chris Nichols
(Name(s) of Signer(s))

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

JOHN MINJIRAS
Commission # 1724080
Notary Public - California
San Francisco County
My Comm. Expires Mar 5, 2011

Place Notary Seal Above

Signature [signature]
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Annual Audited Report

Document Date: 02/25/2008 Number of Pages: 2

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______
- ☐ Individual
- ☐ Corporate Officer — Title(s): ______
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______

Signer Is Representing: ______

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Signer's Name: ______
- ☐ Individual
- ☐ Corporate Officer — Title(s): ______
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______

Signer Is Representing: ______

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McGladrey & Pullen
Certified Public Accountants

Banc Investment Group, LLC

Financial Report
December 31, 2007

Banc

Investment

Group

LLC

Financial

Report

December 31

2007

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Member
Banc Investment Group, LLC
San Francisco, California

We have audited the accompanying statement of financial condition of **Banc Investment Group, LLC** as of December 31, 2007, and the related statements of income, member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Banc Investment Group, LLC** as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Seattle, Washington
February 15, 2008

Financial

Statements

Statement of Financial Condition

Banc Investment Group, LLC
December 31, 2007

Assets	
Cash and cash equivalents	$ 649,372
Deposits with clearing organization	4,357,387
Accounts receivable:	
Customers	357,763
Related parties	18,706
Intangible assets:	
Broker/dealer license	55,000
Goodwill	195,000
Capitalized software development costs, net of accumulated amortization of $337,820	161,883
Furniture and equipment, net of accumulated depreciation of $227,231	178,382
Other assets	241,848
Total assets	**$6,215,341**
Liabilities and Member's Equity	
Liabilities	
Accounts payable	$ 63,122
Accrued liabilities:	
Other	2,045,912
Related party	31,450
Total liabilities	**2,140,484**
Commitments and Contingencies	- -
Member's Equity	**4,074,857**
Total liabilities and member's equity	**$6,215,341**

See notes to financial statements.

Statement of Income

Banc Investment Group, LLC
Year Ended December 31, 2007

Revenue	
Investment advisory	$ 4,767,348
Consulting	2,365,766
Loan brokerage	2,023,959
Derivative finder's fee	1,597,622
CD brokerage	969,052
Capital issuance finder's fee	497,500
Federal funds	406,426
Fixed income securities	614,973
Other - transactional	270,924
Other	148,928
Total revenue	**13,662,498**
Expenses	
Compensation and benefits	7,711,655
Professional services	711,398
Clearing and brokerage	437,755
Other	195,221
Marketing and travel	209,044
Depreciation and amortization	156,730
Facilities and overhead	187,657
Total expenses	**9,609,460**
Net income	**$ 4,053,038**

See notes to financial statements.

Statement of Member's Equity

Banc Investment Group, LLC
Year Ended December 31, 2007

Balance, December 31, 2006	$3,345,361
Distribution to member	(3,345,000)
Stock-based compensation expense	21,458
Net income	4,053,038
Balance, December 31, 2007	**$4,074,857**

See notes to financial statements.

Statement of Cash Flows

Banc Investment Group, LLC
Year Ended December 31, 2007

Cash Flows from Operating Activities	
Net income	$4,053,038
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	156,730
Stock-based compensation expense	21,458
Changes in assets and liabilities:	
Accounts receivable	25,714
Other assets	(36,685)
Accounts payable and accrued liabilities	1,331,797
Net cash provided by operating activities	**5,552,052**
Cash Flows from Investing Activities	
Capitalized software development costs	(124,842)
Purchase of furniture and equipment	(72,196)
Net cash used in investing activities	**(197,038)**
Cash Flows from Financing Activities	
Distribution to member	(3,345,000)
Net cash used in financing activities	**(3,345,000)**
Change in cash and cash equivalents	**2,010,014**
Cash and Cash Equivalents	
Beginning of year	2,996,745
End of year	**$5,006,759**

See notes to financial statements.

Banc Investment Group, LLC
December 31, 2007

Note 1 - Operations and Summary of Significant Accounting Policies

Nature of Business

Banc Investment Group, LLC (the Company), a wholly owned subsidiary of Pacific Coast Bankers' Bancshares (the Parent Company) was formed May 2002 and commenced operations August 2002. The Company is organized as a California limited liability company, which will be dissolved December 31, 2050. The Company operates as a securities broker/dealer and offers a wide range of capital market products to independent financial institutions as broker, including fixed income, cash equivalents, interest rate derivatives, loan brokerage and tax advantaged investments to customers. The Company also offers consulting services such as asset/liability management and investment advisory services.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all customer accounts and maintains and preserves all related books and records as customarily kept by a clearing broker/dealer.

The Company is registered with and regulated by the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA).

Financial Statement Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, as of the date of the statement of financial condition, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company's direct exposure to credit risk is concentrated in any cash deposits in excess of applicable insurance limits. The Company reduces its exposure to this risk by maintaining cash deposits with only high-quality financial institutions.

Additionally, in the normal course of business, the Company enters into financial transactions involving the execution and settlement of transactions by third parties for the benefit of its customers. These activities may expose the Company to indirect credit risk in the event customers or third parties are unable to fulfill their contractual obligations.

(continued)

Banc Investment Group, LLC
December 31, 2007

Note 1 - Operations and Summary of Significant Accounting Policies *(continued)*

Cash and Cash Equivalents

The Company considers all highly liquid investments, including deposits with clearing organization, with an original remaining maturity of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents held at the clearing organization are included in cash and cash equivalents on the statement of cash flows.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable represent amounts due from customers, arising from billings under standard terms. The Company provides an allowance for uncollectible receivables based on a combination of estimated losses on specific accounts and a general reserve. Management has determined that no allowance for uncollectible receivables is considered necessary as of December 31, 2007.

Software Development Costs

The Company capitalizes certain direct development costs associated with internal-use software, including external direct costs of material and services, and payroll and related benefit costs for employees devoting time to the software projects. Such costs are amortized over an estimated useful life of three years. The amount capitalized for internal-use software during the year ended December 31, 2007, was $124,842. Amortization expense for these costs during the year ended December 31, 2007, was $81,257.

Furniture and Equipment

Furniture and equipment are stated at cost and depreciated using the straight-line method over their estimated useful lives, ranging from three to seven years. Leasehold improvements are amortized over the shorter of the term of the lease or the improvements' estimated useful lives. Repairs and maintenance are charged to expense as incurred.

Impairment of Long-Lived Assets

Pursuant to SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, the Company evaluates capitalized software costs and furniture and equipment for impairment whenever current events and circumstances indicate the carrying amount may not be recoverable. If the carrying amount is greater than the expected future undiscounted cash flows to be generated, the Company recognizes an impairment loss equal to the excess, if any, of the carrying value over the fair value of the asset.

(continued)

Banc Investment Group, LLC
December 31, 2007

Note 1 - Operations and Summary of Significant Accounting Policies *(continued)*

Intangible Assets

Intangible assets determined to have indefinite useful lives are not amortized until their useful lives are determined to be no longer indefinite. If an intangible asset that is not subject to amortization is subsequently determined to have a finite life, the asset will be subject to impairment testing and amortized prospectively over its estimated remaining useful life. It has been determined that the broker/dealer license has an indefinite useful life. The intangible assets are tested annually for impairment and whenever events or circumstances indicate that intangible assets might be impaired. Any such impairment will be recognized as an expense, immediately. Based on its most recent analysis, the Company believes no impairment of intangible assets exists as of December 31, 2007.

Revenue Recognition

Securities transactions and the related revenue and expenses are recorded on a settlement date basis, generally three business days after trade date for municipal securities and one business day after trade date for U.S. government securities. As of December 31, 2007, and for the year then ended, the Company's financial condition and results of operations, using the settlement date basis, are not materially different from recording transactions on a trade-date basis. Capital issuance, loan brokerage and derivative finder's fees are recognized when the transaction is consummated. Consulting revenue is recognized as services are provided. Federal funds program revenue is recorded based on contractual fees earned, including daily transaction fees. Most other types of revenue are recognized as earned when the service is provided or product delivered.

Stock-Based Compensation

In 2006, the Parent Company adopted a qualified incentive stock option plan that allows for grants of incentive stock options to certain employees. The plan authorized a total of 20,000 shares for options. For each stock option grant, the Parent Company board of directors determines and approves option exercise prices, numbers of options granted, vesting periods and expiration dates. Cash was not used to settle any equity instruments granted. The Parent Company issues shares from authorized but unissued shares upon the exercise of stock options.

The Company accounts for stock-based compensation under Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No. 123 (Revised 2004) (SFAS 123(R)), which requires the measurement and recognition of compensation expense for all stock-based payment awards made to employees.

SFAS 123(R) requires companies to estimate the fair value of stock-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods on the Company's statement of income. The Company has adopted the straight-line method for graded, vested options, which recognizes compensation equally over its vesting period.

(continued)

Banc Investment Group, LLC
December 31, 2007

Note 1 - Operations and Summary of Significant Accounting Policies *(concluded)*

Stock-Based Compensation *(concluded)*

The Parent Company's stock compensation plans are described more fully in Note 8.

Income Taxes

The Company is a limited liability company (LLC) and, therefore, not subject to federal or state income taxes. The Company's income and losses are distributed to its member in accordance with applicable sections of the Internal Revenue Code and the LLC Operating Agreement. Accordingly, tax liabilities are the member's responsibility, except for the minimum state tax requirement and limited liability company fees.

Recent Accounting Pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes*. This interpretation applies to all tax positions accounted for in accordance with SFAS No. 109, *Accounting for Income Taxes*. FIN 48 clarifies the application of SFAS No. 109 by defining the criteria that an individual tax position must meet in order for the position to be recognized within the financial statements and provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition for tax positions. This interpretation is effective for annual years beginning after December 15, 2007, with earlier adoption permitted. The Company does not expect the adoption of this interpretation will have a material impact on its financial position, results of operations and cash flows.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. It clarifies that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. This statement does not require any new fair value measurements but rather provides enhanced guidance to other pronouncements that require or permit assets or liabilities to be measured at fair value. This statement is effective for fiscal years beginning after November 15, 2007, with earlier adoption permitted. The Company does not expect the adoption of this statement will have a material impact on its financial position, results of operations and cash flows.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 (SFAS No. 159), *The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115*. SFAS No. 159 provides all entities, including not-for-profit organizations, with an option to report selected financial assets and liabilities at fair value. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings. The option to report items at fair value, generally, may be applied on an instrument-by-instrument basis and is irrevocable. The option may not be applied to portions of instruments. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The statement also requires additional disclosures. Management is currently evaluating the impact of the adoption of SFAS No. 159; however, it is not expected to have a material impact on the Company's financial position or results of operations.

Banc Investment Group, LLC
December 31, 2007

Note 2 - Transactions with Clearing Organization

The Company has an agreement with Bear Stearns, whereby Bear Stearns clears all security transactions, carries all customer accounts and performs certain other services. The agreement is cancellable upon 30 days' prior written notice of either party. As a part of this agreement, the Company is required to maintain deposits with the clearing organization. The amount of such balances for the year ended December 31, 2007, was $300,000 and is recorded in deposits with clearing organization on the statement of financial condition.

Note 3 - Commitments

The Company rents office space from its Parent Company on a month-to-month basis. The Company also rents office space for employees in Oregon on a month-to month basis. The Company has a lease for office space in Orange County with a lease term through January 2008 and a monthly rental payment of $1,848. The Company also has a lease for office space in Washington, D.C. with a lease term through November 2008 and a monthly rental payment of $2,250.

Rent expense totaled $101,638 for the year ended December 31, 2007.

Note 4 - Employee Benefit Plans

The Parent Company offers a 401(k) defined contribution plan to employees who have successfully completed 90 days of service. The plan is a nonmatching, self-directed plan to defer compensation, as provided in Section 401(k) of the Internal Revenue Code. Eligible and participating employees may contribute up to 15 percent of their compensation, subject to certain limits based on federal tax laws.

The Parent Company offers a profit sharing plan to its employees, who are eligible to participate after working 1,000 hours. Contributions vest to the employee equally over a four-year period. The Company contributed $157,920 for the year ended December 31, 2007.

Note 5 - Employee Stock Ownership Plan

The Parent Company sponsors an Employee Stock Ownership Plan with an effective date of January 1, 2007. The purpose of the plan is to enable full-time employees who are at least 21 years of age and have been credited with 1,000 hours or more of service in the plan year to acquire stock ownership in the Parent Company. Contributions to the plan are at the discretion of the board of directors. For the year ended December 31, 2007, no contributions had been made to the plan.

In the event a terminated plan participant desires to sell his or her shares of the Company's stock, or for certain employees who elect to diversify their account balances, the Company may be required to purchase the shares from the participant at their fair market value. At December 31, 2007, the plan held no shares.

Banc Investment Group, LLC
December 31, 2007

Note 6 - Related-Party Transactions

The Company contracts services and reimburses affiliated companies. Such services include computer network support and operating cost reimbursements for facilities, accounting and administrative services.

The Company also executes transactions on behalf of affiliates acting in a broker capacity and provides consulting services to affiliated companies. Revenue for services performed for related parties during 2007 totaled $7,390,444. Included in accounts receivable at December 31, 2007, was $18,706, due from an affiliate.

The Parent Company has agreed to guarantee the settlement of certain securities transactions facilitated by the Company through the clearing firm, up to $25,000,000. The guarantee has not been used to date.

The Company had $249,947 on deposit with an affiliated bank at December 31, 2007.

Related-party transactions settle in the normal course of business.

Note 7 - Employment Agreements

The Company has employment agreements with two executives, which provide for incentive compensation and severance provisions that include compensation and noncompetition agreements. The employment agreements provide that employment is at-will and, therefore, may be terminated by either party.

Note 8 - Parent Company's Employee Stock Option Plan

Under the Parent Company's stock option plan, 20,000 shares of its common stock are authorized for distribution to certain key employees. As of December 31, 2007, 10,033 shares remain available for grant. The exercise price of each option equals the fair market value of the Parent Company's stock on the date of grant, and an option's maximum term is 10 years. Options granted vest over a three- to four-year period.

The Company uses the Black-Scholes option valuation model to determine the weighted-average fair value of options. The Company utilizes assumptions on expected life, risk-free rate, expected volatility and dividend yield to determine such values. When grants occur, the expected life of options would be derived utilizing the simplified method, as described in the SEC Staff Accounting Bulletin No. 107. The risk-free rate would be based on treasury instruments in effect on the date of grant, whose terms are consistent with the expected life of the Company's stock options. Expected volatility would be based on historical volatility of the Parent Company's stock. The dividend yield would be based on historical experience and expected future changes.

(continued)

Banc Investment Group, LLC
December 31, 2007

Note 8 - Parent Company's Employee Stock Option Plan *(concluded)*

The value of each option grant is estimated on the date of grant, based on the Black-Scholes option pricing model and using the following weighted-average assumptions:

Dividend yield	2.63%
Expected life	4.5 years
Risk-free interest rate	4.20%
Expected volatility	14.18%

The weighted-average fair value of options granted during 2007 was $64.72.

A summary of the status of the Parent Company's stock option grants to Company employees for the year ended December 31, 2007, is presented below:

	Shares	Weighted-Average Exercise Price	Aggregate Intrinsic Value
Outstanding at beginning of year	1,410	$ 417.49	
Granted	333	475.00	
Outstanding at end of year	**1,743**	**$428.48**	**$88,140**
Vested or expected to vest at December 31, 2007	**1,701**	**$428.13**	**$86,643**
Options exercisable at year-end	**900**	**$415.33**	**$58,200**

The remaining contractual life of options outstanding is 7.7 years

Stock-based compensation expense recognized for the year ended December 31, 2007, totaled $21,458, and no tax benefit was realized.

Compensation expense yet to be recognized for stock-based awards that have been awarded but not vested for future years ending December 31 is as follows:

2008	$19,502
2009	10,057
2010	10,796
2011	4,691
	$45,046

Banc Investment Group, LLC
December 31, 2007

Note 9 - Net Capital Requirements

The Company is a broker/dealer, subject to the SEC's Uniform Net Capital rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital of $2,793,859, which was $2,651,161 in excess of its required net capital of $142,698. The Company's net capital ratio was .77 to 1 at December 31, 2007.

Supplemental

Schedules

Banc Investment Group, LLC
December 31, 2007

Schedule 1 - Computation of Net Capital Pursuant to SEC Rule 15c3-1

Computation of Net Capital	
Member's equity	$4,074,857
Deductions:	
Accounts receivable	376,469
Intangible assets	250,000
Software development costs	161,883
Furniture and equipment	178,382
Other assets	241,848
Haircut on certificate of deposit	375
Haircut on money market mutual funds	72,041
Net capital	**$2,793,859**
Computation of Net Capital	
Aggregate indebtedness	**$2,140,484**
Computation of Basic Net Capital Requirement	
Minimum net capital required (minimum of $5,000 or 6 2/3 percent of aggregate indebtedness)	**$142,698**
Ratio of aggregate indebtedness to net capital	.77 to 1

The computation of net capital pursuant to SEC Rule 15c3-1 as of December 31, 2007, computed by Banc Investment Group, LLC in its Form X-17A-5, Part IIA, as filed with the FINRA, does not differ materially from the above computation, which is based on audited financial statements.

Schedule 2 - Computation of Reserve Requirements Pursuant to SEC Rule 15c3-3

Banc Investment Group, LLC is exempt from Rule 15c3-3, under Section (k)(2)(ii), in that it does not trade or carry customer accounts and does not hold customer funds.

Schedule 3 - Information Relating to the Possession or Control Requirements Under Rule 15c3-3

Banc Investment Group, LLC is exempt from Rule 15c3-3, under Section (k)(2)(ii), in that it does not trade or carry customer accounts and does not hold customer funds.

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report on Internal Control

To the Member
Banc Investment Group, LLC
San Francisco, California

In planning and performing our audit of the financial statements of **Banc Investment Group, LLC** (the Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures, followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

(2) Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling their responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

(continued)

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy of such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and is not intended to be and should not be used by anyone other than these specified parties.

Seattle, Washington
February 15, 2008

END